ORBIT INTERNATIONAL CORP.


ORBIT INTERNATIONAL CORP.
ORBIT INSTRUMENT DIVISION
BEHLMAN ELECTRONICS, INC.

A Leader in Providing Solutions for Military Electronic Applications

Annual Report 2001

Company Profile

Orbit International Corp. designs and manufactures customized panels, components and subsystems for contract program requirements to prime contractors, governmental procurement agencies and R & D laboratories. The Company also manufactures and sells commercial power supplies, AC power sources, frequency converters, uninterruptible power supplies and associated analytical equipment through its Behlman subsidiary. The Behlman custom division designs, manufactures and sells power units and electronic products for measurement and display.



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To Our Shareholders:

I am pleased to report that 2001 was a very exciting year for our Company and our shareholders—a year that was long overdue. For several quarters prior to 2001, we had suffered from contract award delays and its impact on our business. We saw improvement in 2000 with a drastic increase in bookings that finally made its way to our results of operations in 2001. Sales increased in 2001 by 16% over 2000 and with our cost containment, our Company once again returned to profitability.

Even more encouraging were bookings in 2001 for our Electronics Segment, which increased by over 30% from 2000 and bookings for our Power Unit Segment, which increased by over 20% for the same period. The tragic events of September 11, 2001 have put a tremendous emphasis on defense and homeland security spending. Although we have been a "reluctant beneficiary" of September 11, success in this environment is not guaranteed. In addition to regular procurements, the government has emphasized the engineering of new and improved weaponry for our military and it continues to be our challenge to work with each of our prime contractors so we can participate in those innovative programs that the U.S. Government is seeking to fund on a fast track basis.

To summarize our 2001 results, consolidated net sales increased to $14,745,000 from $12,706,000 from the prior year. The increase in sales was due to increased revenues from our Electronics Segment. Net income before taxes for the year ended December 31, 2001 was $214,000, or $.10 per share, compared to a loss of $620,000, or $.30 loss per share, in the prior year.

The outlook for 2002 looks even more promising. As previously mentioned, bookings for both our Electronics and Power Units Segments were up considerably. I would like to highlight some of our recent accomplishments:

- In September 2001, our Power Unit Segment received orders from the Defense Supply Center Richmond for over $1,000,000 for Roll Resolver assemblies used on the FLIR system for F/A-18 aircraft.
- In September 2001, our Electronics Segment received orders for backlit keyboards in support of the Federal Aviation Administration Standard Automation Replacement System (STARS) Program.
- In October 2001, our Electronics Segment received follow-on pre-production orders from BAE Systems to supply its Remote Control Units (RCU) in support of the Common Identification Friend or Foe Digital Transponder (CXP) program.
- In November 2001 and January 2002, our Electronics Segment received production orders from Lockheed Martin Tactical Defense Systems for over $4,000,000 for Communication Information Units (CIU) in support on AN/UYQ-70 Aegis Console Naval Program requirements.
- In March 2002, our Power Unit Segment received an order for approximately $3,500,000 from Raytheon Systems Company to build power supply assemblies for the FLIR system for the F/A-18 Aircraft.
- Our Power Unit Segment also reported several new orders for its products that will be used on the Aegis Combat Control System for the DDG Arleigh Burke Guided Missile Destroyers, for ground support test equipment for the U.S. Army's Apache attack helicopter and for several commercial applications including products for the oil and gas services industry.

In addition to increased business in 2001, our financial condition improved as well. In January 2001, the Company closed on a new $1,000,000 credit facility with an asset based lender. In March 2001, the Company completed the sale of our New York operating facility whereby the Company received proceeds of $3,000,000 that was used to pay off the outstanding balance under our existing credit facility and the remainder was used for working capital. The Company entered into an operating lease with an initial term expiring in 2013. In October 2001, the Company increased its credit facility to $1,500,000 in order to support our increasing backlog. We completed 2001 with an increase to working capital and a current ratio of 2.5 to 1. In summary, not only did we have a good year in 2001, our prospects for 2002 are even better.

Our next challenge was to attempt to cultivate our business success into enhanced value for our shareholders. In January 2001, we retained Bluefire Partners, a capital markets firm based in Minneapolis and New York for advisory services including broadening awareness for Orbit in the investment community.

Despite excellent prospects for 2002, numerous challenges lie ahead. Both operating segments are pursuing a significant amount of new opportunities that can lay the foundation for increased revenues for 2003 and beyond. However, by providing research and development solutions for new program requirements, we will continue to face a prolonged sales cycle for many of these opportunities and the milestone schedule requires the design of prototype units for technical evaluation, pre-production units for qualification and funds that are available for follow-on production. Our talented management team has the years of experience necessary to sort through the various potential design opportunities and focus on the programs we feel will provide the best financial returns for our time, effort and design activity—and enhance our reputation in this fast moving, competitive environment.

As our core business continues to grow, we feel it imperative to explore several expansion opportunities, particularly in the military marketplace. Consequently, in January 2002, we retained Keane Securities Co., Inc. as our investment banker to assist us in expanding our base of business and evaluating acquisition opportunities.

Our future looks bright—and our vision remains clear. As we continue to jump onto the radar screen of the investment community, it is even more imperative that we reach each division of every prime contractor. Given the opportunity to demonstrate our problem solving abilities, I am confident we will continue to provide solutions for new program requirements. Our challenge is to reach out for new products, embed our solutions as part of these requirements and continue to gain the confidence of new customers and their program opportunities. Our objective is to expand our niche market as a defense electronics subcontractor and power source provider by demonstrating the advantages of having our management team as a reliable and dependable solution to prime contractors in the bidding, engineering and production process.

We once again thank our shareholders for their support and we are extremely gratified that there has been some reward for their patience. We are grateful to our dedicated workforce who have always come through, day after day. We are truly excited at the prospects that lie ahead.

Dennis Sunshine
President and Chief Executive Officer

ORBIT INTERNATIONAL CORP.

Orbit has a reputation for integrity and high-quality standards.



Orbit Instrument has 45 years of experience in custom designing and engineering keyboards and keypads for man-machine-interface program requirements designed for land-based, shipboard, aircraft and helicopter applications. Our backlit keyboards are used extensively for shipboard applications, while our sunlight readable keyboards have been incorporated into the FAA Air Traffic Control Towers, as well as aircraft and helicopter requirements.

Our engineering staff is capable of designing ruggedized cost effective MMI products for land-based program requirements—while having years of experience in custom designing units to operate during the most severe nuclear, biological and chemical battlefield environments.


BEHLMAN
BEHLMAN
BEHLMAN
BEHLMAN

Behlman manufactures a complete line of low cost, highly reliable AC Power Supplies and Frequency Converters for testing a wide variety of AC powered products including consumer products, high end industrial products as well as military products. The products tested range from small appliances to land-based mobile telephone stations to power supplies onboard a missile. Behlman is known for manufacturing robust units that perform exceptionally well during the long hours of multi-shift production testing.


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Orbit Instrument designs and manufactures a full line of custom ruggedized and full-mil electro-luminescent, plasma, and color liquid display units for airborne, shipboard, helicopter tracked vehicle and hand held program requirements. Our engineering staff has designed a number of customized displays ranging in size to fix 5.5" to 21.3" configurations, which have all been qualified to meet full-mil environmental requirements.

Behlman excels in the design and manufacture of specialized power sources used for oil and gas exploration. This application requires very reliable, rugged products that are subjected to harsh environments while supplying precise electronic power. Behlman sources can have a variety of options including remote control via computer or satellite, high voltage output of up to 1400 volts, "master/slave" operation and read back capability. Behlman's power sources are in use all over the world supplying clean, precise power for this specialized application.



We are confident in our abilities to exceed customer expectations in terms of quality and price.


NO LINK

Orbit Instrument currently supports a number of U.S. and foreign military programs with electronic hardware and subsystems. Orbit's experience in this field has enabled the Company to gain the confidence of its customers, and embed its hardware into program requirements to be used as standard products. Orbit's Command Information Units (CIU's), Command Display Units (CDU's), Digital Transponder (IFF) Units, Secure Voice Systems (SVS) and Ground Positioning Systems (GPS) Units are all currently used as industry standards for night vision and harsh terrain environment applications.


BEHLMAN

Behlman designs and manufactures a full line of ruggedized power sources for the transportation industry including Frequency Converters, DC-AC Inverters, DC-DC Converters, Electronic Power Supplies and Uninterruptible Power Sources. Products range from off-the-shelf railroad signal sources to custom built DC-DC Converters for Automatic Train Control on transit systems.


BEHLMAN



Behlman has over 40 years experience in the design and manufacture of critical electronic equipment in our "World Class" facility. Behlman is a key supplier of precision power supplies for military, industrial and commercial applications. Innovative engineering allows Behlman to tailor its wide range of designs to specific customer requirements. Behlman can produce new designs, build-to-print, reverse engineer and modernize old or obsolete power supplies.



Behlman has become a world leader in custom and commercial power products.

Orbit products have long been a reliable solution for Military and Air Traffic Control Systems.





With years of first hand experience designing and manufacturing custom electronics for U.S. program applications, some of Orbit Instrument's defense customers include prime contractors such as BAE (British Aerospace Electronics), Lockheed Martin, Honeywell, General Dynamics, Northrup Grumman, Raytheon, Litton Industries, Diagnostic Retrieval Systems (DRS), L3 Communications as well as the major U.S. Defense Agencies.



The Company has also worked directly with Foreign Military Agencies to support their military electronics requirements, including the Royal Australian Air Force, The Canadian Maritime Ministry, The Turkish, Taiwanese, and Brazilian Navies, and the Egyptian, British, Canadian and Korean Army Agencies.

Report of Management

Responsibility for the integrity and objectivity of the financial information presented in this Annual Report rests with Orbit management. The financial statements in the accompanying 10-KSB have been prepared in accordance with generally accepted accounting principles, applying certain estimates and judgments as required.

Orbit maintains an effective level of internal control. It consists of defined lines of responsibility and delegation of authority as well as comprehensive systems and control procedures. We believe our system provides reasonable assurance that transactions are executed in accordance with management authorization and that they are properly recorded in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets.

Goldstein Golub Kessler LLP, independent accountants, is retained to examine Orbit's financial statements. Its accompanying report is based on an examination conducted in accordance with generally accepted auditing standards, including a review of the internal controls of Orbit and tests of accounting procedures and records.

The Audit Committee of the Board of Directors is composed solely of outside directors, and is responsible for recommending to the Board of Directors the independent accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent accountants to review accounting, auditing, internal control structure and financial reporting matters.

Dennis Sunshine
Chief Executive Officer

Mitchell Binder
Chief Financial Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-KSB

_X_ ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

or

____ TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to

Commission File No. 0-3936

ORBIT INTERNATIONAL CORP.

(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	11-1826363 (I.R.S. Employer Identification No.)
80 Cabot Court, Hauppauge, New York (Address of principal executive offices)	11788 (Zip Code)

Issuer's telephone number, including area code: (631) 435-8300

Securities registered under Section 12(b) of the Exchange Act: None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock, $.10 par value per share
(Title of class)

Indicate by check mark whether the Registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) been subject to such filing requirements for the past 90 days.

Yes _X_ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. __X

Issuer's revenues for its fiscal year ended December 31, 2001: $14,745,000

Aggregate market value of Registrant's voting and non-voting common equity held by non-affiliates (based on shares held and the closing price quoted on the Nasdaq SmallCap on March 15, 2002): $8,626,611

Number of shares of common stock outstanding as of March 15, 2002: 2,109,196

Documents incorporated by reference: The Registrant's definitive proxy statement to be filed pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Registrant's 2002 Annual Meeting of Stockholders.

PART I

Item 1. DESCRIPTION OF BUSINESS

General

Orbit International Corp. (the "Company" or "Orbit") was incorporated under the laws of the State of New York on April 4, 1957 as Orbit Instrument Corp. In December 1986, the state of incorporation was changed from New York to Delaware and in July 1991, the name was changed to Orbit International Corp. The Company conducts its operations through its Orbit Instrument Division and its wholly-owned subsidiary, Behlman Electronics, Inc. Through its Orbit Instrument Division, which includes its wholly-owned subsidiary, Orbit Instrument of California, Inc., the Company is engaged in the design, manufacture and sale of customized electronic components and subsystems. Behlman Electronics, Inc. is engaged in the design and manufacture of distortion free commercial power units, power conversion devices and electronic devices for measurement and display.

In August 1996, the Board of Directors of the Company adopted a plan to sell and/or liquidate its remaining United States and Canadian apparel operations. In connection with a license agreement entered into in May 1999 with an unaffiliated third party, the Company is collecting a minimum royalty of $140,000 payable in sixteen equal quarterly installments for the use of its "East/West" trademark (its principal label) in the United States and Canada. The operations of the East/West division are limited to servicing such license.

In March 1996, as part of its plan to dispose of its apparel operations, the Company entered into an amended agreement with the sellers of a discontinued apparel division whereby the purchase price of the assets was reduced from $15,000,000 to $8,850,000 leaving $1,850,000 remaining to be paid at the time of the Amendment. The Company paid $1,000,000 in three separate installment payments through January 1, 1997. The remaining $850,000 was due in quarterly installments of $42,500 commencing in March 2002 through December 2006. In addition, the sellers received warrants to purchase Orbit common shares in which the Company guaranteed a minimum profit of $375,000 on the sale of such shares. In March 2000, the Company reached an agreement with the sellers whereby the Company agreed to commence making payments in 2000 rather than in 2002 as scheduled in consideration for a reduction in the outstanding amount due from $850,000 to $660,000. In July 2001, the warrants were exercised on a cashless basis in accordance with their terms and 83,332 shares of common stock were issued.

In March 1997, the Company commenced bankruptcy proceedings against two of its apparel subsidiaries located in Canada. Orbit appointed a receiver and manager who liquidated all of the assets of these subsidiaries. The proceeds of such sales were used to pay down the outstanding obligations to the secured lender of the two subsidiaries. The Company received Final Orders of Discharge for the proceedings on the two subsidiaries in October 2000 and November 2000, respectively.

Financial Information About Industry Segments

The Company currently operates in two industry segments. Its Orbit Instrument Division is engaged in the design and manufacture of electronic components and subsystems (the "Electronics Segment"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Units Segment").

The following sets forth certain selected historical financial information relating to the Company's business segments:

	December 31, 2001	December 31, 2000
Net sales:		
Electronics	$ 8,737,000	$ 6,135,000
Power Units		
Domestic	5,111,000	5,552,000
Foreign	897,000	1,019,000
Total Power Units	6,008,000	6,571,000
Operating income (loss) (1):		
Electronics	939,000	216,000
Power Units	(20,000)	(7,000)
Assets:		
Electronics	5,582,000	7,031,000
Power Units	4,019,000	3,888,000

(1) Exclusive of corporate overhead expenses, interest expense and investment income which are not allocated to the business segments.

Additional financial information relating to the business segments in which Orbit conducts its operations is set forth in Note 12 to the Consolidated Financial Statements appearing elsewhere in this report.

Description of Business

General

Orbit's Electronics Segment, which is operated through its Orbit Instrument Division, designs, manufactures and sells customized panels, components, and "subsystems" for contract program requirements to prime contractors, governmental procurement agencies and research and development ("R&D") laboratories. The Company primarily designs and manufactures in support of specific military programs. More recently, the Company has focused on providing commercial, non-military "ruggedized hardware"(hardware designed to meet severe environmental conditions) for prime contractor programs at cost competitive prices. Products include a variety of custom designed "plasma based telephonic intercommunication panels" for secure voice airborne and shipboard program requirements, "full-mil keyboards", "trackballs" and "data entry display devices". The Electronics Segment's products, which in all cases are designed for customer requirements on a firm fixed price contract basis, have been successfully incorporated on surveillance aircraft programs, including E-2C, Joint Surveillance Target Attack Radar Systems (J/STARS), Lookdown Surveillance Aircraft (AWACS) and P-3 (anti-submarine warfare) requirements, and shipboard programs, including AEGIS (Guided Missile Cruisers and Destroyers), DDG'S (Guided Missile Destroyers), BFTT (Battle Force Tactical Training), LSD'S (Amphibious Warfare Ships) and LHA'S (Amphibious Warfare Ships) applications, as well as a variety of land based guidance control programs.

Orbit's Power Units Segment is operated through its Behlman subsidiary and is in the business of manufacturing and selling power supplies, AC power sources (equipment that produces power that is the same as what would be received from a public utility), "frequency converters" (equipment that converts local power to equivalent foreign power), "uninterruptable power supplies ("UPS")" (devices that allow a computer to operate while utility power is lost), associated analytical equipment and other electronic equipment. The military division of Behlman designs and manufactures "power conversion devices" (equipment that produces power that is the same as what would be received from a public utility) and electronic products for measurement and display.

Products

Electronics Segment

Intercommunication Panels

The Orbit Instrument Division has designed and developed a complement of display panels for rugged mission critical applications. The display panels provide customers with potential program solutions that include Electro Luminescent (E.L.), AC Plasma and Liquid Crystal Display (LCD) technologies. Prime contractors which require command, combat communications or display systems have requested these panels to support a number of console applications. The Orbit Instrument Division has also completed land-based and shipboard secure voice "telco-based designs", and has been awarded a Basic Ordering Agreement from Naval Surface Warfare Center in Crane, Indiana. The Basic Ordering Agreement establishes firm fixed prices for six Orbit panel configurations. The agreement enables the United States Government to procure each of the panel configurations in indefinite quantities, increasing by an agreed upon escalation for each year.

Graphic Display Terminal

The Orbit Instrument Division's family of graphic terminals enables the operator to monitor and control radar systems for shipboard and airborne applications. These terminals are used throughout a ship or surveillance plane as adjuncts to larger console displays. The modular design of the terminals facilitates applications for surface ship, submarine, aircraft and land based requirements.

Operator Control Trays

The Orbit Instrument Division designs and manufactures a variety of "operator control trays" that help organize and process data created by interactive communications systems, making such data more manageable for operator consumption. These trays are presently used to support patrol and surveillance airborne aircraft programs, "standard shipboard display console requirements" and shore land based defense systems applications.

Data Entry, Keyboards, and Display Systems

The Orbit Instrument Division has designed and manufactures a variety of "computer controlled action entry panels (CCAEPS)", which provide a console operator with multiple displays of computer generated data. The Orbit Instrument Division has designed a number of custom keyboards to meet full military specifications. These keyboards have been designed for shipboard, airborne, sub-surface and land based program requirements as well as for the Federal Aviation Administration.

Color Liquid Crystal Displays (LCD's)

The Orbit Instrument Division developed a family of 18.1" and 20.1" color LCD display panels for military and rugged commercial opportunities. The display is manufactured using Super Fine TFT (thin film transistor) active matrix technology. The display is backlit with Cold Cathode Fluorescent Tubes (CCFT), and is driven by an integral inverter. The Company has adapted this technology for high brightness and full-color imaging requirements. The Company is positioning this technology for surface ship and trading floor opportunities.

Color Liquid Crystal Display Computers

The Orbit Instrument Division has completed a design configuration for a Thin Film Transistor (TFT) color LCD with an integral touch screen for input from the operator. The unit is powered by an ultra-compact high-performance 486 processor. The airborne and land-based display configurations also include up to 32 mega-bits of RAM, with wide angle (640x480) technology. The VGA single board computer includes a serial port (RS-232/422) and expansion capabilities through a PC/104 carrier module.

Command Display Units (CDU'S)

The Orbit Instrument Division is currently under order for command display panels that will be utilized for vehicular, shipboard and sheltered platform requirements. When complete, each display will also be both sunlight readable and night vision certified for aircraft environments.

Command and Communication Display Terminals

The Orbit Instrument Division has designed and is currently under order for a high speed AT compatible computer that will mechanically fit into limited space applications. This unit is being implemented on various Army and Marine programs such as the Fire finder Program, as well as several foreign military programs.

Ruggedized Display Terminals

The Orbit Instrument Division has designed, developed and shipped configurations of 18.1 and 20.1 inch color liquid displays (LCD's) for shipboard and airborne applications. These units provide the operator with state of the art color resolution that can withstand severe environmental conditions.

Power Units Segment

Power Sources

Behlman's "AC power sources" are used in the production of various types of equipment such as ballasts for fluorescent lighting, "CRT terminals", hair dryers, hospital beds, vacuum cleaner motors, compressors, circuit breakers, paint spray equipment, vending machines and major household appliances and are used in test labs to meet European Community required testing, aircraft testing and simulators. Other uses include powering equipment for oil and gas exploration.

Behlman's frequency converters are used to convert local power frequency (e.g., 60HZ in the United States) to local frequencies elsewhere (e.g., 50 HZ in Europe) and are used in the testing of commercial and military aircraft (400HZ).

Behlman's UPS products are used for backup power when local power is lost. Behlman only competes in the "ruggedized and industrial market" as opposed to the commercial "UPS market".

Behlman's military and custom power supply division designs and manufactures power supplies that use commercial off the shelf (COTS) power modules to meet the customers environmental specifications. This technique requires less engineering and produces a more reliable product at a lower cost to the customer.

Behlman also performs reverse engineering of analog systems for the United States Government or United States Government contractors to enable them to have a new contractor with high quality capabilities at a competitive price.

Behlman is recognized by the Source Development Department of the NAVICP and has been given the opportunity to compete against prime contractors. Behlman has a current order for power sources and positioning assemblies for the F18 FLIR system as a result of such competition program.

Behlman's railroad signaling power supply has been sold to railway passenger lines and subway systems in the Northeastern and Southwestern United States. The railroad industry buys frequency converters and inverters. Behlman has set up a representative organization and strategic advertising campaign along with training programs for representatives and has been meeting with different railroad organizations for the purpose of promoting its products and gaining an understanding of the needs of the industry.

Behlman's Power Passport P1350 is a low cost basic instrument for use in the import/export and aerospace markets. The P series has fewer features but is priced below Behlman's BL series. Another version, the P1351, is an intermediary version between the P1350 and the BL1350 in terms of cost and function.

Behlman's inverters which convert system battery power to AC are being used in utility substations and electric, gas and water transmission systems. Units have also been sold for cranes that load and unload ships.

Behlman also operates as a qualified repair depot for many United States Air Force and Navy programs.

Proposed Products

Electronics Segment

The Orbit Instrument Division is currently expanding its design and development resources to update hardware previously used for full military program requirements. The Orbit Instrument Division believes its wide variety of components, controls, subsystems and plasma secure voice and intercommunication panels that have supported the military for aircraft, shipboard, subsurface and land based program requirements have alternative uses. It is the intent of the Company to update the electrical and mechanical functionality of these units and subsystems and provide ruggedized and commercial equivalent hardware at cost competitive prices.

The Orbit Instrument Division has a current order for the design and development of prototype C41 workstations that will be used to support the Advanced Amphibious Assault Vehicle Program (AAAV). The keyboard/trackball workstation, designed for the U.S. Marine Corp., will have to meet severe military specification requirements including nuclear, chemical and biological compliance.

The Orbit Instrument Division has completed the design and pre-production orders for several digital interrogators for full military requirements. One Digital Data Entry Device Terminal (DDEDT) configuration will display real time data to the operator for interrogation for Naval shipboard program requirements. A second configuration, designed as a Remote Control Unit

(RCU) has the capability to integrate with the system transponder for interrogation for Naval shipboard, Combat Fighter Aircraft and Helicopter program requirements.

Power Units Segment

Belman has developed a new computer controlled front end for its AC power supplies. The unit will be used with its switching AC power supplies.

Behlman has been developing high power AC sources to replace its PA-Plus series. Orders have been received from customers utilizing the unit for fuel cells.

Behlman's Custom Division has received orders for COTS power supplies for use in AEGIS destroyers and for Forward Looking Infrared Radar ("FLIR") systems on the F/18-A. The Custom Division is also developing a line of COTS power supplies for other military applications.

The products and programs described above are presently being developed by the Company. However, there can be no assurance that such development efforts will result in any marketable products nor result in any meaningful sales.

Sales and Marketing

Products of the Electronics Segment are marketed by Orbit Instrument Division's sales personnel and management. Military products of the Power Units Segment are marketed by Behlman's program managers and other management personnel. Commercial products of the Power Units Segment are sold by regional sales managers, manufacturer's representatives and non-exclusive distributors.

Competition

Many of our competitors are well established, have reputations for success in the development and sale of their products and services and have significantly greater financial, marketing, distribution, personnel and other resources than us, thereby permitting them to implement extensive advertising and promotional campaigns, both in general and in response to efforts by additional competitors to enter into new markets and introduce new products and services.

The electronics industry is characterized by frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect our ability to plan for future design, development and marketing of our products and services. The markets for electronic products, components and related services are also characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. We are constantly required to expend more funds for research and development of new technologies.

The Electronics Segment's competitive position within the electronics industry is, in management's view, predicated upon the Orbit Instrument Division's manufacturing techniques, its ability to design and manufacture products which will meet the specific needs of its customers and its long-standing successful relationship with its major customers. (See "– Major Customers").

There are numerous companies, many of which have greater resources than the Company, capable of producing substantially all of the Company's products. However, to the Company's knowledge, none of such competitors currently produce nearly all of the products that the Electronics Segment produces.

Competition in the markets for the Power Units Segment's commercial and military products depends on such factors as price, product reliability and performance, engineering and production. In particular, due primarily to budgetary restraints and program cutbacks, competition in Behlman's United States Government markets has been increasingly severe and price has become the major overriding factor in contract and subcontract awards. To the Company's knowledge, some of Behlman's regular competitors include companies with substantially greater capital resources and larger engineering, administrative, sales and production staffs than Behlman.

Sources and Availability of Raw Materials

The Company uses multiple sources for its procurement of raw materials and is not dependent on any suppliers for such procurement. The Company continuously updates its delivery schedules and evaluates availability of components so that they are received on a "just-in-time schedule". Occasionally, in the production of certain military units, the Company will be faced with procuring certain components that are either obsolete or difficult to procure. However, the Company has access to worldwide brokers using the Internet to assure component availability. Nevertheless, there can be no assurance that such components will be available, and even if so, at reasonable prices.

Major Customers

Lockheed Martin corp., various agencies of the United States Government and Raytheon Company accounted for approximately 18%, 18% and 17%, respectively, of consolidated net sales of the Company for the year ended December 31, 2001. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Company. The Company does not have any significant long-term contracts with any of the above-mentioned customers.

The major customers of the Electronics Segment are Lockheed Martin Corp., Raytheon Company and various agencies of the United States Government, accounting for approximately 31%, 27% and 13%, respectively, of the net sales of such segment for the year ended December 31, 2001. The loss of any of these customers would have a material adverse effect on the net sales and earnings of the Electronics Segment.

The major customer of the Power Units Segment is the United States Government, accounting for approximately 26% of the net sales of such segment for the year ended December 31, 2001. The loss of this customer would have a material adverse effect on the net sales and earnings of the Power Units Segment.

Since a significant amount of all of the products which the Company manufactures are used in military applications, any substantial reduction in overall military spending by the United States Government could have a materially adverse effect on the Company's sales and earnings.

Backlog

As of December 31, 2001 and 2000 the Company's backlog was as follows:

	2001	2000
Electronics	$10,000,000	$6,000,000
Power Units	2,000,000	2,000,000
Total	$12,000,000	$8,000,000

Of the backlog at December 31, 2001, approximately $2,300,000 represents backlog under contracts which will not be shipped during 2002.

A significant amount of the Company's contracts are subject to termination at the convenience of the United States Government. The backlog is not influenced by seasonality.

Special Features of United States Government Contracts

Orders under United States Government prime contracts or subcontracts are customarily subject to termination at the convenience of the United States Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor. No material terminations of contracts of either the Electronics Segment or the Power Units Segment at the convenience of the United States Government occurred during the years ended December 31, 2001 and 2000.

A significant portion of the Company's revenues are subject to audit under the Vinson-Trammel Act of 1934 and other federal statutes since they are derived from sales under United States Government contracts. The Company believes that adjustments to such revenues, if any, will not have a material effect on the Company's financial position.

Research and Development

The Company incurred approximately $746,000, and $700,000 of research and development expenses during the years ended December 31, 2001 and 2000, respectively.

Patents

The Company does not own any patents which it believes are of material significance to its operations.

Employees

As of March 15, 2002, the Company employed 95 persons on a full-time basis. Of these, the Electronics Segment employed 52 people, consisting of 8 in engineering and drafting, 6 in sales and marketing, 9 in direct and corporate administration and the balance in production. The Power Units Segment employed 43 people, consisting of 11 in engineering and drafting, 5 in sales, 2 in direct and corporate administration and the balance in production.

Risk Factors

This report and other reports filed by us contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of certain uncertainties set forth below and elsewhere in this report, as well as additional risks and uncertainties of which we are currently unaware.

We are heavily dependent upon the continuance of military spending.

A significant amount of all the products we manufacture are used in military applications. The attacks of September 11, 2001 and subsequent world events have led the U.S. Government to increase the level of military spending necessary for domestic and overseas security. We are heavily dependent upon military spending, particularly on the Department of the Navy, as a source of revenues and income. Accordingly, any substantial future reductions in overall military spending by the U.S. Government could have a material adverse effect on our sales and earnings.

We are having difficulties in procuring contracts because of a reduction in the level of industry-wide funding and pricing pressures.

We continue to pursue many business opportunities, including programs in which we have previously participated but, due to industry-wide funding and pricing pressures, we have encountered delays in the awards of these contracts. We continue to seek new contracts which require incurring up-front design, engineering, prototype and pre-production costs. While we are attempting to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by our customers, including the U.S. Government, for such effort. In addition, even if the U.S. Government agrees to reimburse development costs, there is still a significant risk of cost overrun which may not be reimbursable. Furthermore, once we have completed the design and pre-production stage, there is no assurance that funding will be provided for future production.

A significant amount of our contracts are subject to termination at the convenience of the U.S. Government. Orders under U.S. Government prime contracts or subcontracts are customarily subject to termination at the convenience of the U.S. Government, in which event the contractor is normally entitled to reimbursement for allowable costs and a reasonable allowance for profits, unless the termination of a contract was due to a default on the part of the contractor.

We are dependent on certain of our customers and we do not have any long term contracts with these customers.

Lockheed Martin Corp, various agencies of the U.S. Government and Raytheon Company accounted for approximately 18%, 18% and 17%, respectively, of our consolidated net sales for the year ended December 31, 2001. Lockheed Martin Corp., Raytheon Company and various agencies of the U.S. Government accounted for approximately 31%, 27% and 13%, respectively, of the net sales of our electronics segment for the year ended December 31, 2001. The U.S. Government accounted for approximately 26% of the net sales of our power units segment for the year ended December 31, 2000. We do not have any significant long-term contracts with any of the above-mentioned customers. The loss of any of these customers would have a material adverse effect on our net sales and earnings. Due to major consolidations in the defense industry, it has become more difficult to avoid dependence on certain customers for revenue and income.

We are dependent upon our senior executive officers and key personnel for the operation of our business.

We are dependent for the operation of our business on the experience, technology knowledge, abilities and continued services of our officers, Dennis Sunshine, President and Chief Executive Officer, Bruce Reissman, Executive Vice President and Chief Operating Officer and Mitchell Binder, Vice President-Finance and Chief Financial Officer. The loss of services of any of such persons would be expected to have a material adverse effect upon our business and/or our prospects. Our future success is dependent upon, among other things, the successful recruitment and retention of key personnel including executive officers, for sales, marketing, finance and operations. We face significant competition for skilled and technical talent. No assurance can be made that we will be successful in attracting and retaining such personnel. If we are unable to retain existing key employees or hire new employees upon acceptable terms when necessary, our business could potentially be adversely effected.

Item 2. DESCRIPTION OF PROPERTIES

The Company owned its plant and executive offices, located at 80 Cabot Court, Hauppauge, New York, which consists of 60,000 square feet (of which approximately 50,000 square feet are available for manufacturing operations) in a two-story, sprinklered, brick building which was completed in October 1982 and expanded in 1985. In March 2001, the Company completed a sale leaseback transaction whereby it sold its land and building for $3,000,000 and entered into a twelve year net lease with the buyer of the property. The lease provides for an annual payment of $360,000 with 10% increases in the fourth, seventh and tenth years of the lease. The lease expires in February 2013, but may be extended by the Company at its option through 2025. During the extension period, the lease provides for an annual rent of $527,076 with 10% increases in the fourth, seventh and tenth years of the extended lease.

Behlman leases 1,700 square feet in Ventura, California which are used for sales. The lease provides for monthly payments of $1,473.00 and expires in December 2001.

Item 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings against the Company, other than routine litigation incidental to the Company's business.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of March 14, 2002, the Company had 481 shareholders of record. The Company's stock is traded on the Nasdaq SmallCap Market (Nasdaq symbol: ORBT).

The quarterly closing prices for the period January 1, 2000 through December 31, 2001, as reported by Nasdaq, were as follows.

	CLOSE	
	High	Low
2000:		
First Quarter:	$3.13	$1.38
Second Quarter:	5.13	1.31
Third Quarter:	4.56	2.13
Fourth Quarter:	2.16	0.38
2001:		
First Quarter:	$1.75	$0.55
Second Quarter:	1.99	1.13
Third Quarter:	2.10	1.37
Fourth Quarter:	3.05	1.65

The Company has not declared any dividends during the aforesaid periods.

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

Year Ended December 31, 2001 v. Year Ended December 31, 2000

The Company currently operates in two industry segments. Its Orbit Instrument Division is engaged in the design and manufacture of electronic components and subsystems (the "Electronics Segment"). Its Behlman subsidiary is engaged in the design and manufacture of commercial power units (the "Power Units Segment").

Consolidated net sales for the year ended December 31, 2001 increased by 16.0% to $14,745,000 from $12,706,000 for the prior year principally due to a 42.4% increase in sales recorded from the Electronics Segment that was offset by a 8.6% decrease in sales from its Power Units Segment.

Gross profit, as a percentage of net sales, for the year ended December 31, 2001 increased to 37.2% from 35.4% for the prior year. The increase in gross profit, as a percentage of sales, was due to an increase in gross profit realized by both the Electronics and Power Units Segments. The increase in gross profit realized by the Electronics Segment was principally due to an increase in sales and the increase in gross profit realized by the Power Units Segment was principally due to a change in product mix, despite a reduction in sales.

Selling, general and administrative expenses for the year ended December 31, 2001 increased to $5,254,000 from $4,946,000 for the year ended December 31, 2000 principally due to the write off of approximately $103,000 of bank financing costs resulting from the pay off of the outstanding balance under the Company's outstanding credit facility in the first quarter of 2001 and to a charge to income of approximately $111,000 related to due diligence and other costs associated with a terminated potential merger with an unrelated third party in the third quarter of 2001. Selling, general and administrative expenses, as a percentage of sales, for the year ended December 31, 2001 decreased to 35.6% from 38.9% for the prior year principally due to increased sales during the current year.

Interest expense for the year ended December 31, 2001 decreased to $212,000 from $336,000 for the year ended December 31, 2000 principally due to the payoff of the outstanding balance under the Company's credit facility in the first quarter of 2001 and due to lower interest rates.

Investment and other income for the year ended December 31, 2001 increased to $200,000 from $166,000 for the prior year principally due to the amortization of deferred income realized on the sale-leaseback of the Company's operating facility completed in the first quarter of 2001 that was partially offset by a decrease in funds available for investment during the current year.

Income before income tax and extraordinary item was $214,000 for the year ended December 31, 2001, compared to a loss of $620,000 for the year ended December 31, 2000. The increase in income was principally due to the increase in sales from the Company's Electronics Segment.

During the first quarter of 2001, the Company completed the sale-leaseback of its operating facility. For tax purposes, the Company will be able to offset the capital gain realized on the sale of the facility with its net operating loss carryforward. As a result of the transaction and pursuant to Statement of Financial Standards No. 109 "Accounting for Income Taxes", the Company adjusted its valuation allowance against its deferred tax asset thereby taking a charge of $400,000 to income for the year ended December 31, 2001.

The net loss before extraordinary item for the year ended December 31, 2001 decreased to a loss of $186,000 compared to a loss of $620,000 for the year ended December 31, 2000.

During the year ended December 31, 2000, the Company reached an agreement with the sellers of a discontinued apparel division whereby the Company agreed to commence making payments on a promissory note payable to such sellers in 2000 rather than in 2002 as scheduled. The agreement resulted in an extraordinary gain of $190,000, net of income taxes.

As a result of the foregoing, the net loss for the year ended December 31, 2001 was $186,000 compared to a net loss of $430,000 for the year ended December 31, 2000.

Liquidity, Capital Resources and Inflation

Working capital increased to $6,038,000 at December 31, 2001 compared to $5,462,000 at December 31, 2000. The ratio of current assets to current liabilities increased to 2.5 to 1 at December 31, 2001 from 2.2 to 1 at December 31, 2000.

Net cash flows used in operations for the year ended December 31, 2001 was $1,046,000, primarily attributable to the net loss for the period, the increase in inventories and other assets and the decrease in customer advance, accounts payable, accrued expenses and liabilities and reserves for discontinued operations that was partially offset by the non-cash flow effects of depreciation and amortization and the reduction in the deferred tax asset. Net cash flows used in operations for the year ended December 31, 2000 was $1,126,000, primarily attributable to the net loss for the period, the non cash flow effect of income related to the forgiveness of debt and an increase in accounts receivable, inventory and other assets that was partially offset by an increase in accounts payable, customer advances and the non cash flow effect of depreciation and amortization.

Cash flows provided by investing activities for the year ended December 31, 2001 was $2,741,000, primarily attributable to the proceeds from the Company's operating facility. Cash flows used in investing activities for the year ended December 31, 2000 was $38,000, attributable to purchases of property, plant and equipment.

Cash flows used in financing activities for the year ended December 31, 2001 was $2,052,000, primarily attributable to the repayments of long term debt that was partially offset by the proceeds from debt from the new credit facility. Cash flows used in financing activities for the year ended December 31, 2000 was $709,000 which was primarily attributable to repayments of long-term debt.

All operations of the discontinued apparel companies have been terminated. All losses, and obligations of these apparel operations have been provided for, and accordingly, the Company does not anticipate using any significant portion of its resources towards these discontinued apparel operations.

In January 2001, the Company closed on a new $1,000,000 credit facility with an asset based lender secured by accounts receivable, inventory and machinery and equipment of the Company. The agreement shall continue until January 31, 2003 and from year to year thereafter unless sooner terminated for an event of default including compliance with certain financial covenants. Loans will bear interest at the prime rate of the Chase Manhattan Bank plus 1.75% per annum. In March 2001, the Company completed a sale-leaseback of its New York operating facility whereby it received proceeds of $3,000,000 and entered into a net operating lease with an initial term expiring in 2013. See "Item 2. Description of Properties." The proceeds of the loan and the sale-leaseback were used to pay off the outstanding balance under its existing credit facility and the remainder of the proceeds were used for working capital.

The Company's contractual obligations and commitments are summarized as follows:

Obligation	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$1,444,000	$1,180,000	$264,000	0	0
Capital lease obligations	1,000	1,000	0	0	0
Operating leases	4,828,000	421,000	1,201,000	825,000	2,381,000
Other long-term obligations	594,000	594,000	0	0	0
Total contractual obligations	$6,867,000	$2,196,000	$1,465,000	$825,000	$2,381,000

The Company's existing capital resources, including its bank credit facilities, and its cash flow from operations are expected to be adequate to cover the Company's cash requirements for the foreseeable future.

Inflation has not materially impacted the operations of the Company.

Certain Material Trends

Up until the beginning of 2001, the Company faced a very difficult business environment encountering significant delays in the award of new contracts from the U.S.

Government and its prime contractors as well as industry wide funding and pricing pressures. In addition, due to major consolidations in the defense industry, it became more difficult to avoid dependence on certain customers for revenue and income. Contract delays adversely affected revenue levels for 1999 and 2000. However, the Company realized an increase in bookings in 2000 and in 2001 and consequently, has experienced an improvement to revenue levels in 2001. Due to the events of September 11, 2001, the Company may be requested to increase production of its existing product lines as well as realize new business opportunities stemming from the deployment of assets by the Department of Defense for the current military campaign.

The Company continues to seek new contracts which require incurring up-front design, engineering, prototype and preproduction costs. While the Company attempts to negotiate contract awards for reimbursement of product development, there is no assurance that sufficient monies will be set aside by its customers, including the United States Government, for such effort. In addition, even if the United States Government agrees to reimburse development costs, there is still a significant risk of cost overrun which may not be reimbursable. Furthermore, once the Company has completed the design and preproduction stage, there is no assurance that funding will be provided for future production.

The Company is heavily dependent upon military spending, particularly the Department of the Navy, as a source of revenues and income. The U.S. Navy fleet has been significantly reduced in the past several years thereby impacting the procurement of equipment. However, the current military campaign could very likely reverse this trend. In addition, Behlman's line of commercial products gives the Company some diversity and the Orbit Instrument Division is beginning to introduce certain of its products into commercial and foreign markets as well as to other divisions of the U.S. Departments of Defense.

Forward Looking Statements

Statements in this Item 6 "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may", "will", "potential", "opportunity", "believes", "belief", "expects", "intends", "estimates", "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risks

The Company is exposed to market risk related to changes in interest rates. Most of the

Company's debt is at a variable rate of interest and is not hedged by any derivative instruments. That debt which is subject to a variable rate of interest amounted to approximately $938,000 at December 31, 2001. If market interest rates increase by five percent from levels at December 31, 2001, the effect on the Company's results of operations would be approximately $47,000.

Item 7. FINANCIAL STATEMENTS

The information required under this Item appears in a separate section following Item 13 of this report.

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On February 4, 2000, the Board of Directors of the Company approved the engagement of Goldstein Golub Kessler LLP as its independent auditors for the fiscal year ended December 31, 1999 to replace the firm of Ernst & Young LLP. The Company determined to change its independent auditors of the basis of the significant savings in the amount of fees paid and not as a result of a dispute or disagreement with Ernst & Young LLP. See the Company's Report on Form 8-K/A filed February 17, 2000.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders.

Item 10. EXECUTIVE COMPENSATION

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference to the Company's definitive proxy statement to be filed pursuant to regulation 14A promulgated under the Securities Exchange Act of 1934 in connection with the Company's 2002 Annual Meeting of Stockholders.

Item 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) The following documents are filed as part of this Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001.

1and 2. Financial Statements and Schedule:

The index to the financial statements and schedule is incorporated by reference to the index to financial statements which follows Item 13 of this Annual Report on Form 10-KSB.

3. Exhibits:

Exhibit No.	Description of Exhibit
3 (a)	Certification of Incorporation, as amended. Incorporated by reference to Exhibit 3(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1991.
3 (b)	By-Laws, as amended. Incorporated by reference to Exhibit 3(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 1988.
4 (a)	Orbit International Corp. 1995 Employee Stock Option Plan. Incorporated by reference to Exhibit 4(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
4 (b)	Orbit International Corp. 1995 Stock Option Plan for Non-Employee Directors. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.
4 (c)	Orbit International Corp. 2000 Employee Stock Option Plan Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.
4 (d)*	Orbit International Corp. 2002 Stock Incentive Plan.
10 (a)	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Mitchell Binder. Incorporated by reference to Exhibit 10(a) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.
10 (b)	Amended and Restated Employment Agreement, dated as of February 15, 1999, between Registrant and Bruce Reissman. Incorporated by reference to Exhibit 10(b)

to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

10 (c) Amended and Restated Employment Agreement, dated as of February 15, 1999 between Registrant and Dennis Sunshine. Incorporated by reference to Exhibit 10(c) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

10 (d)* Form of Indemnification Agreement between the Company and each of its Directors dated as of September 10, 2001.

10 (e) Asset Purchase Agreement, dated as of January 11, 1996, by and among Astrosystems, Inc., and BEI Electronics, Inc., Orbit International Corp. and Cabot Court, Inc. Incorporated by reference to the Registrant's Current Report on Form 8-K dated February 7, 1996

10 (f) Credit Agreement between the Company and The Chase Manhattan Bank dated August 4, 1998 including exhibits thereto. Incorporated by reference to Exhibit 10(h) to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

10 (g) Amendment dated as of March 1, 2000 to the Agreement dated March 28, 1996 among Kenneth Freedman, Frederick Meyers, The Panda Group, Inc. and Orbit International Corp. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

10 (h) Financing Agreement dated January 8, 2001 between the Company and Rosenthal & Rosenthal, Inc. including exhibits and schedules thereto. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

10 (i) Financing Agreement dated January 8, 2001 between Behlman Electronics, Inc. and Rosenthal & Rosenthal, Inc. including exhibits and schedules thereto. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

10 (j) Purchase and Sale Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

10(k) Lease Agreement between the Company and 80 Cabot Realty LLC dated February 26, 2001. Incorporated by reference to Exhibit 4(b) to Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

16 Letter from Ernst & Young LLP, dated February 16, 2000 confirming statements made by the Company in connection with the Company's Change in Accountants pursuant to Item 304 of Regulation S-K. Incorporated by reference to Exhibit 16 to

Registrant's report on Form 8-K/A filed on February 17, 2000.

21	Subsidiaries of Registrant. Incorporated by reference to Exhibit 21 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1996.
23*	Consent of Goldstein Golub Kessler LLP.

(b) Reports on Form 8-K:
None.

---

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ORBIT INTERNATIONAL CORP.

Dated: March 29, 2002

By: /s/ Dennis Sunshine
Dennis Sunshine, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dennis Sunshine Dennis Sunshine	President, Chief Executive Officer and Director (Principal Executive Officer)	March 29, 2002
/s/ Mitchell Binder Mitchell Binder	Vice President-Finance, Chief Financial Officer and Director (Principal Financial Officer)	March 29, 2002
/s/ Bruce Reissman Bruce Reissman	Executive Vice President, Chief Operating Officer and Director	March 29, 2002
/s/ Harlan Sylvan Harlan Sylvan	Treasurer, Secretary and Controller	March 29, 2002
/s/ Mark Manno Mark Manno	Director	March 29, 2002
/s/ John Molloy John Molloy	Director	March 29, 2002
/s/ Bernard Karcinell Bernard Karcinell	Director	March 29, 2002
/s/ Denis Feldman Denis Feldman	Director	March 29, 2002

ORBIT INTERNATIONAL CORP.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Orbit International Corp.

We have audited the accompanying consolidated balance sheets of Orbit International Corp. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbit International Corp. and Subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN GOLUB KESSLER LLP
New York, New York

March 8, 2002

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31,	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 745,000	$ 1,102,000
Investments in marketable securities	3,000	3,000
Accounts receivable, less allowance for doubtful accounts of $165,000	2,088,000	2,137,000
Inventories	7,213,000	6,654,000
Other current assets	80,000	104,000
Deferred tax assets	75,000	75,000
Total current assets	10,204,000	10,075,000
Property, Plant and Equipment, at cost, less accumulated depreciation and amortization	220,000	2,024,000
Excess of Cost over the Fair Value of Assets Acquired, less accumulated amortization of $522,000 and $426,000 in 2001 and 2000, respectively	868,000	963,000
Other Assets	757,000	758,000
Deferred Tax Assets	275,000	675,000
Total Assets	$12,324,000	$14,495,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term obligations	$ 243,000	$ 841,000
Accounts payable	1,335,000	1,486,000
Notes payable	938,000	-
Accrued expenses	814,000	858,000
Accounts payable, accrued expenses and reserves applicable to discontinued operations	594,000	758,000
Customer advances	157,000	670,000
Deferred income	85,000	-
Total current liabilities	4,166,000	4,613,000
Deferred Income	854,000	-
Long-term Obligations	264,000	2,664,000
Total liabilities	5,284,000	7,277,000
Commitments and Contingencies		
Stockholders' Equity:		
Common stock - $.10 par value	312,000	304,000
Additional paid-in capital	24,165,000	24,165,000
Accumulated deficit	(7,587,000)	(7,401,000)
	16,890,000	17,068,000
Treasury stock, at cost	(9,850,000)	(9,850,000)
Stockholders' equity	7,040,000	7,218,000
Total Liabilities and Stockholders' Equity	$12,324,000	$14,495,000

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,	2001	2000
Net sales	$14,745,000	$12,706,000
Cost of sales	9,265,000	8,210,000
Gross profit	5,480,000	4,496,000
Selling, general and administrative expenses	5,254,000	4,946,000
Interest expense	212,000	336,000
Investment and other income, net	(200,000)	(166,000)
Total expenses	5,266,000	5,116,000
Income (loss) before income tax and extraordinary item	214,000	(620,000)
Income tax provision	400,000	-
Loss before extraordinary item	(186,000)	(620,000)
Extraordinary item	-	190,000
Net loss	$ (186,000)	$ (430,000)
Net loss per common share - basic and diluted:		
Loss before extraordinary item	$ (0.09)	$ (0.30)
Extraordinary item	-	.09
Net loss	$ (0.09)	$ (0.21)

See Notes to Consolidated Financial Statements

ORBIT INTERNATIONAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001 and 2000

	Common Stock 25,000,000 Shares Authorized				Treasury Stock		
	Shares Issued	Amount	Additional Paid-in Capital	Accumulated Deficit	Shares	Amount	Total
Balance at December 31, 1999	3,040,000	$304,000	$24,165,000	$(6,971,000)	(1,014,000)	$(9,850,000)	$7,648,000
Net loss	-	-	-	(430,000)	-	-	(430,000)
Balance at December 31, 2000	3,040,000	304,000	24,165,000	(7,401,000)	(1,014,000)	(9,850,000)	7,218,000
Exercise of warrants	83,000	8,000	-	-	-	-	8,000
Net loss	-	-	-	(186,000)	-	-	(186,000)
Balance at December 31, 2001	3,123,000	$312,000	$24,165,000	$(7,587,000)	(1,014,000)	$(9,850,000)	$7,040,000

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31,	2001	2000
Cash flows from operating activities:		
Net loss	$ (186,000)	$ (430,000)
Adjustments to reconcile net loss to net cash used in operating activities:		
Forgiveness of debt	-	(190,000)
Depreciation and amortization	125,000	161,000
Amortization of goodwill	96,000	96,000
Deferred income	(85,000)	-
Deferred tax provision	400,000	-
Write-off of bank financing costs	103,000	15,000
Changes in operating assets and liabilities:		
Decrease (increase) in accounts receivable	49,000	(746,000)
Increase in inventories	(559,000)	(850,000)
Decrease in other current assets	24,000	32,000
Increase in other assets	(141,000)	(131,000)
(Decrease) increase in accounts payable	(151,000)	343,000
Decrease in accrued expenses	(44,000)	(26,000)
(Decrease) increase in customer advances	(513,000)	670,000
Decrease in assets held for sale, discontinued operations	-	41,000
Decrease in accounts payable, accrued expenses and reserves applicable to discontinued operations	(164,000)	(111,000)
Net cash used in operating activities	(1,046,000)	(1,126,000)
Cash flows from investing activities:		
Sales of property, plant and equipment	2,783,000	-
Purchase of property, plant and equipment	(42,000)	(38,000)
Net cash provided by (used in) investing activities	2,741,000	(38,000)
Cash flows from financing activities:		
Repayments of long-term debt	(2,998,000)	(709,000)
Proceeds from notes payable	1,000,000	-
Repayments of notes payable	(62,000)	-
Proceeds from exercise of warrants	8,000	-
Net cash used in financing activities	(2,052,000)	(709,000)
Net decrease in cash and cash equivalents	(357,000)	(1,873,000)
Cash and cash equivalents at beginning of year	1,102,000	2,975,000
Cash and cash equivalents at end of year	$ 745,000	$ 1,102,000

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$ 149,000	$ 336,000

1. ORGANIZATION AND BUSINESS:

The consolidated financial statements include the accounts of Orbit International Corp. and its wholly owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated in consolidation.

The Company has two reportable segments: (a) the Orbit Instrument Division (Electronics Segment) is engaged in the design, manufacture and sale of customized electronic components and subsystems, and (b) the Behlman Electronics, Inc. subsidiary (Power Units Segment) is engaged in the design and manufacture of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display. On August 6, 1996, the board of directors of the Company adopted a plan to dispose of its U.S. and Canadian apparel operations. At December 31, 2001 and 2000, the liabilities of the discontinued operations consisted primarily of accrued expenses and other reserves.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories are priced at the lower of cost (first-in, first-out basis) or market.

Property, plant and equipment is recorded at cost. Depreciation and amortization of the respective assets are computed using the straight-line method over their estimated useful lives ranging from 5 to 40 years. Leasehold improvements are amortized using the straight-line method over the remaining term of the lease or the term of the improvement, whichever is less.

Excess of cost over the fair value of net assets acquired is being amortized on a straight-line basis over 15 years.

The Company's investment in available-for-sale securities is stated at fair value with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific-identification method. Interest and dividends on such securities are included in investment income.

Substantially all of the Company's revenue is recognized from the sale of tangible products. The Company records sales upon delivery of the units under its manufacturing contracts.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

When impairment indicators are present, the Company reviews the carrying value of its long-lived assets in determining the ultimate recoverability of their unamortized values using future undiscounted cash flow analyses.

The Company measures employee stock-based compensation cost using Accounting Principles Board ("APB") Opinion No. 25 as is permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*.

The fair value of the Company's long-term obligations is estimated based on the current rates offered to the Company for debt of similar terms and maturities. Using this method, the Company's fair value of long-term obligations was not significantly different than the stated value at December 31, 2001 and 2000.

As of January 1, 1998, SFAS No. 130, *Reporting Comprehensive Income*, established new rules for the reporting and display of comprehensive income and its components; however, the adoption of this statement had no impact on the Company's net income or stockholders' equity. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption was reported separately in stockholders' equity, to be included in other comprehensive income. The related tax effect on comprehensive income is not material for the periods presented.

In July 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*.

SFAS No. 141 addresses financial accounting and reporting for business combinations. This statement requires the purchase method of accounting to be used for all business combinations, and prohibits the pooling-of-interests method of accounting. This statement is effective for all business combinations initiated after June 30, 2001 and supersedes APB Opinion No. 16, *Business Combinations*, as well as SFAS No. 38, *Accounting for Preacquisition Contingencies of Purchased Enterprises*.

SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets should be accounted for in financial statements upon their acquisition. This statement requires goodwill to be periodically reviewed for impairment rather than amortized, beginning on January 1, 2002. SFAS No. 142 supersedes APB Opinion No. 17, *Intangible Assets*.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, and amends the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations - Reporting the Effect of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001.

The Company is currently evaluating the implications of adoption of SFAS No. 142 and SFAS No. 144 and anticipates adopting the provisions for its fiscal year beginning January 1, 2002.

Research and development costs are expensed when incurred. The Company expensed approximately $746,000 and $700,000 for research and development during the years ended December 31, 2001 and 2000, respectively. Such expenses are included in selling, general and administrative expenses.

3. INVENTORIES:

Inventories consist of the following:

December 31,	2001	2000
Raw materials	$3,559,000	$3,231,000
Work-in-progress	3,133,000	2,857,000
Finished goods	521,000	566,000
	$7,213,000	$6,654,000

4. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consists of:

December 31,	2001	2000
Land and building		$2,688,000
Building and leasehold improvements		293,000
Machinery and equipment	$1,114,000	1,113,000
Furniture and fixtures	622,000	581,000
	1,736,000	4,675,000
Accumulated depreciation and amortization	1,516,000	2,651,000
	$ 220,000	$2,024,000

5. DEBT:

In March 2001, the Company entered into a sale-leaseback of its operating facility whereby it received proceeds of $3,000,000 and entered into an operating lease with an initial term expiring in 2013. The Company used the proceeds from the sale to pay off the amount outstanding under its existing mortgage with the remainder used for working capital.

In January 2001, the Company entered into an agreement with an asset-based lender that provided a $1,000,000 loan, collateralized by the Company's accounts receivable and inventory, at an interest rate of prime plus 1.75%. The Company used the proceeds to pay off all amounts outstanding under its existing term loans and a portion of the amount outstanding under its existing mortgage. Pursuant to the terms of the agreement, the Company must comply with, among other matters, certain financial covenants which include minimum levels of working capital and tangible net worth, as defined. At December 31, 2001, the Company had an outstanding balance of $938,000.

On August 4, 1998, the Company entered into an agreement with a bank that provided for a $950,000 term loan, a $2,550,000 mortgage and a $500,000 settlement loan (collectively, the "Agreement"). The Company received the proceeds under the term loan and mortgage during the year ended December 31, 1998 and used such proceeds to repay amounts outstanding under its previous credit agreements. The Company received the proceeds under the settlement loan during the year ended December 31, 1999 and used such proceeds to partially fund a class action securities litigation settlement of $1,000,000.

In 1996, the Company entered into an agreement with the sellers of a discontinued apparel division that provided for a promissory note to such sellers for $850,000, noninterest-bearing, imputed interest at 6%, payable in 20 quarterly installments of $42,500 including interest, commencing March 31, 2002. In March 2000, the Company reached an agreement with the sellers whereby the Company would commence making payments on the promissory note payable to such sellers in 2000 rather than in 2002 as scheduled, in consideration for a reduction in the promissory note from $850,000 to $660,000. Such reduction has been recorded as an extraordinary item in the accompanying statement of operations.

The Company's long-term debt obligations are as follows:

December 31,	2001	2000
Mortgage note collateralized by certain real estate of the Company, interest at prime plus 1.75%, paid in full during March 2001 in conjunction with the sale-leaseback of the operating facility (see Note 10)	-	$2,153,000
Term loan collateralized by accounts receivable, inventories and machinery and equipment, interest at prime plus 1.75%, paid in full during January 2001 in conjunction with the agreement with an asset-based lender	-	475,000
Promissory note payable to the sellers of a discontinued apparel division through December 2004	$396,000	528,000
Note due to the estate of the former principal officer, interest at prime (4.75% at December 31, 2001), payable in monthly installments	110,000	161,000
Capitalized lease obligation collateralized by certain computer software, interest at 10%, payable in monthly installments of $1,804 through 2001	1,000	21,000

(continued)

December 31,	2001	2000
Settlement loan collateralized by accounts receivable, inventories and machinery and equipment, interest at prime plus 1.25%, paid in full during January 2001 in conjunction with the agreement with an asset-based lender	-	$ 167,000
	$507,000	3,505,000
Less current portion	243,000	841,000
	$264,000	$2,664,000

Payments due on the Company's long-term debt are as follows:

Year ending December 31,	
2002	$243,000
2003	132,000
2004	132,000
	$507,000

6. STOCK-BASED COMPENSATION PLANS:

The Company has stock option plans which provide for the granting of nonqualified or incentive stock options to officers, key employees and nonemployee directors. The plans authorize the granting to officers and key employees options to acquire up to 700,000 common shares. Additionally, the plans authorize the granting to nonemployee directors of the Company options to acquire up to 50,000 common shares. Each plan grants options at the market value of the Company's stock on the date of such grant. All options are exercisable at times as determined by the board of directors, not to exceed 10 years from the date of grant.

Pro forma information regarding net loss and net loss per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock options granted using the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended December 31, 2001 and 2000: risk-free interest rates of 4.7% to 5.2% and 6.5%, respectively; no dividend yield; volatility factors of the expected market price of the Company's common stock of 160% and 163%, respectively, and a weighted-average expected life of the options of 9.0 and 6.0 years, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the

Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows:

December 31,	2001	2000
Net loss:		
As reported	$(186,000)	$(430,000)
Pro forma	(463,000)	(728,000)
Basic and diluted EPS:		
As reported	$ (.09)	$ (.21)
Pro forma	$ (.20)	$ (.36)

The following table summarizes activity in stock options:

December 31,	2001		2000	
	Options	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
Outstanding at beginning of year	544,000	$3.33	394,000	$3.62
Granted	158,000	$1.49	160,000	$2.65
Forfeited	(9,000)	$2.43	(10,000)	$3.66
Exercised			-	-
Outstanding at end of year	693,000	$2.89	544,000	$3.33
Exercisable at end of year	467,000		388,000	
Weighted-average fair value of options granted during the year		$1.50		$1.86

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001:

Range of Exercise Price	Weighted Number Outstanding and Exercisable	Average Remaining Contractual Life	Weighted-average Exercise Price
$ .94 - $1.67	148,000	9 years	$1.49
$1.97 - $2.43	125,000	6 years	$2.20
$2.52 - $3.75	396,000	5 years	$3.48
$4.68 - $7.32	24,000	7 years	$5.31

At December 31, 2001, 40,000 shares of common stock were reserved for future issuance of stock options.

7. EMPLOYEE BENEFIT PLANS:

A profit-sharing and incentive-savings plan provides benefits to certain employees who meet specified minimum service and age requirements. The plan provides for contributions by the Company equal to one-half of employee contributions (but not more than 2% of eligible compensation) and the Company may make additional contributions out of current or accumulated net earnings at the sole discretion of the Company's board of directors.

The Company contributed approximately $135,000 and $105,000 to the plan during the years ended December 31, 2001 and 2000, respectively.

8. INCOME TAXES:

During the year ended December 31, 2001, the Company offset the capital gain realized on the sale of its facility (see Note 10) with its net operating loss carryforward. As a result of the transaction, the Company adjusted its valuation allowance against its deferred tax asset, thereby resulting in an income tax provision of $400,000 for the year ended December 31, 2001. The adjustment resulted in a reduction of the deferred tax asset to $350,000, of which $75,000 is classified as current. For the year ended December 31, 2000, the Company recorded no income tax provision.

At December 31, 2001, the Company has an alternative minimum tax credit of approximately $564,000 with no limitation on the carryforward period and net operating loss carryforwards of approximately $27,370,000 which expire through 2021.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:

December 31,	2001	2000
Tax (benefit) at U.S. statutory rates	34.0%	(34.0)%
Increase in valuation allowance	153.0	34.0
	187.0%	- 0 - %

Deferred tax assets are comprised of the following:

December 31,	2001	2000
Deferred tax assets:		
Alternative minimum tax credit carryforward	$ 564,000	$ 564,000
Net operating loss and capital loss carryforwards (including pre-acquisition net operating loss carryforwards)	9,306,000	9,787,000
Various temporary differences	1,705,000	676,000
Total deferred tax assets	11,575,000	11,027,000
Valuation allowances	(11,225,000)	(10,277,000)
Net deferred tax assets	$ 350,000	$ 750,000

9. SIGNIFICANT CUSTOMERS AND CONCENTRATIONS OF CREDIT RISK:

Sales to significant customers accounted for approximately 54% (18%, 18% and 18%) and 41% (25% and 16%) of the Company's consolidated net sales for the years ended December 31, 2001 and 2000, respectively.

Significant customers of the Company's Electronics Segment accounted for approximately 71% (31%, 27% and 13%) and 73% (28%, 18% and 27%) of the Electronics Segment's net sales for the years ended December 31, 2001 and 2000, respectively.

A significant customer of the Company's Power Units Segment accounted for approximately 26% and 24% of the Power Units Segment's net sales for the years ended December 31, 2001 and 2000, respectively.

Certain significant customers of the Company sell the Company's products to the U.S. government. Accordingly, a substantial portion of the net sales is subject to audit by agencies of the U.S. government. In the opinion of management, adjustments to such net sales, if any, will not have a material effect on the Company's financial position or results of operations.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables from its customers. The Company performs credit evaluations on its customers and collateral is generally not required. Credit losses are provided for in the consolidated financial statements during the period in which an impairment has been determined. At times, cash at financial institutions may be in excess of FDIC insurance limits.

10. LEASING ARRANGEMENTS:

In March 2001, the Company entered into a sale-leaseback of its operating facility whereby it received proceeds of $3,000,000 and entered into an operating lease with an initial term expiring in 2013. The lease may be extended by the Company at its option through February 2025. The Company used the proceeds from the sale to pay off the amount outstanding under its existing mortgage with the remainder used for working capital. Additional operating leases are for a sales office, certain equipment and vehicles and are subject to annual increases based on changes in the Consumer Price Index and increases in real estate taxes and certain operating expenses.

Future minimum lease payments as of December 31, 2001 under operating lease agreements that have initial or remaining noncancelable lease terms in excess of one year are as follows:

Year ending December 31,	
2002	$ 421,000
2003	389,000
2004	411,000
2005	401,000
2006	396,000
Thereafter	2,810,000
Total future minimum lease payments	$4,828,000

Rent expense for operating leases was approximately $246,000 and $16,000 for the years ended December 31, 2001 and 2000, respectively.

11. COMMITMENTS AND CONTINGENCIES:

The Company has employment agreements with its three executive officers which may be terminated by the Company with not less than three years' prior notice and with two other principal officers, for aggregate annual compensation of $1,111,000. In the event of a change in control of the Company, the executive officers have the right to elect a lump sum payment representing future compensation due them over the remaining years of their agreements. In addition, the five officers are entitled to bonuses based on a percentage of earnings before taxes, as defined. Total bonus compensation expense was approximately $37,000 and $10,000 for the years ended December 31, 2001 and 2000, respectively.

12. BUSINESS SEGMENTS:

The Company operates through two business segments. Its Electronics Segment, through the Orbit Instrument Division, is engaged in the design, manufacture and sale of customized electronic components and subsystems. Its Power Units Segment, through the Behlman Electronics, Inc. subsidiary, is engaged in the design, manufacture and sale of distortion-free commercial power units, power conversion devices and electronic devices for measurement and display.

The Company's reportable segments are business units that offer different products. The Company's reportable segments are each managed separately as they manufacture and distribute distinct products with different production processes.

The following is the Company's business segment information as of and for the years ended December 31, 2001 and 2000:

December 31,	2001	2000
Net sales:		
Electronics	$ 8,737,000	$ 6,135,000
Power Units:		
Domestic	5,111,000	5,552,000
Foreign	897,000	1,019,000
Total Power Units	6,008,000	6,571,000
Total net sales	$14,745,000	$12,706,000
Income (loss) from continuing operations:		
Electronics	$ 939,000	$ 216,000
Power Units	(20,000)	(7,000)
General corporate expenses not allocated	(472,000)	(402,000)
Depreciation and amortization	(125,000)	(161,000)
Amortization of goodwill	(96,000)	(96,000)
Interest expense	(212,000)	(336,000)
Investment and other income, net	200,000	166,000
Income (loss) from continuing operations before income taxes (benefit)	$ 214,000	$ (620,000)
Assets:		
Electronics	$ 5,582,000	$ 7,031,000
Power Units	4,019,000	3,888,000
General corporate assets not allocated	2,723,000	3,576,000
Total assets	$12,324,000	$14,495,000

13. LOSS PER COMMON SHARE:

The following table sets forth the computation of basic and diluted loss per common share:

December 31,	2001	2000
Denominator:		
Denominator for basic income (loss) per share - weighted-average common shares	2,068,000	2,026,000
Effect of dilutive securities:		
Employee and director stock options	(a)	(a)
Warrants	(a)	(a)
Dilutive potential common shares	(a)	(a)
Denominator for diluted income (loss) per share - weighted-average common shares and assumed conversions	2,068,000	2,026,000

The numerator for basic and diluted loss per share for the years ended December 31, 2001 and 2000 is the net loss for both such years.

(a) There is no effect of common stock equivalents as such effect would be antidilutive.

14. SUBSEQUENT EVENTS:

In January 2002, the Company's board of directors approved the 2002 Stock Incentive Plan (the "Plan") covering the grant of options and/or restricted stock awards to acquire up to 350,000 shares of common stock. The Company will seek shareholder approval of the Plan at its Annual Meeting of Shareholders, expected to take place in June 2002.

Board of Directors

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance

John Molloy
Consultant

Bernard Karcinell
Financial Consultant

Denis Feldman
Senior Managing Director,
Corporate National Realty, Inc.

Mark Manno
Chief Financial Officer and
Director
Invision.com, Inc.

Officers

Dennis Sunshine
President and
Chief Executive Officer

Bruce Reissman
Executive Vice President and
Chief Operating Officer

Mitchell Binder
Vice President, Finance

Harlan Sylvan
Secretary and Treasurer

Corporate Information

Independent Auditors
Goldstein Golub Kessler LLP
1185 Avenue of the Americas
New York, NY 10036

General Counsel
Snow Becker Krauss P.C.
605 Third Avenue
New York, NY 10158

Transfer Agent
American Stock Transfer and
Trust Company
40 Wall Street
New York, NY 10005

Investor Contact
BlueFire Partners
300 Park Avenue, #1700
New York, NY 10022
Telephone: (212) 572-6258

Corporate Facilities

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300

Orbit Instrument Division
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300
www.orbitintl.com

Behlman Electronics, Inc.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-0410
www.behlman.com

Behlman Electronics, Inc.
4532 Telephone Road, #103
Ventura, CA 93003
Telephone: (805) 642-0660

Availability of Form 10-K
Additional information, including a copy of the Orbit International Corp. 2001 Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission, will be provided without charge to each shareholder mailing a written request to the Company:
80 Cabot Court
Hauppauge, NY 11788

Forward-Looking Statements

Statements in this Annual Report and elsewhere in this document are certain statements which are not historical or current fact and constitute "forward-looking statements" within the meaning of such term in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual financial or operating results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements are based on our best estimates of future results, performance or achievements, based on current conditions and the most recent results of the Company. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "may," "will," "potential," "opportunity," "believes," "belief," "expects," "intends," "estimates," "anticipates" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.


ORBIT
Reliable, Precise, Cost-Effective Custom and Commercial Power Products

Orbit International Corp.
80 Cabot Court
Hauppauge, NY 11788
Telephone: (631) 435-8300